WOODSIDE

20 November 2006

RECEIVED
NOV 2 2006
PROCESSING SECTION
WASH. D.C.
213

Securities and Exchange Commission
Office of International Corporate [redacted]
450 Fifth Street N.W.
Washington DC 20549
United States of America

06019008

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- ATS tender offer for Energy Partners, Ltd. expires
- Appendix 3Y Change of Director's Interest Notice (Charles Barrington Goode)

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
DEC 1 2 2006
THOMSON
FINANCIAL

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 20 NOVEMBER 2006
6.30AM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: +61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

ATS TENDER OFFER FOR ENERGY PARTNERS, LTD. EXPIRES

ATS Inc., a subsidiary of Woodside Petroleum Ltd., released the attached statement in the US today in relation to its all-cash tender offer for the shares of Energy Partners, Ltd.

News Release

ATS TENDER OFFER FOR ENERGY PARTNERS, LTD. EXPIRES

Covington, Louisiana, November 19, 2006—ATS Inc., a subsidiary of Woodside Petroleum Ltd (ASX: WPL), Australia's largest publicly listed oil and gas company, announced its $23 per share cash tender offer to acquire all the issued shares of Energy Partners, Ltd. (NYSE: EPL) expired at 11:59 p.m., New York City time, Friday, November 17, 2006.

At the time of expiration, several conditions to the offer, including the minimum tender condition of more than 50% of the EPL shares (including shares already owned by ATS) had not been satisfied. As such, ATS has not accepted any of the shares tendered and has instructed The Bank of New York, the depositary for the offer, to promptly return all tendered shares. In conjunction with the expiration of its offer, ATS also announced that it had also withdrawn its consent solicitation to remove the current Board of Directors of EPL and replace them with its own nominees.

Investors and EPL shareholders who have questions may contact Innisfree M&A Incorporated, the information agent for the offer. Stockholders may call toll-free: (877) 456-3427; banks and brokers may call collect: (212) 750-5833.

Media Contact: Roger Martin
Telephone: 011 61 8 9348 4591

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Barrington GOODE
Date of last notice	25 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ravenscourt Pty Ltd
Date of change	17 November 2006
No. of securities held prior to change	Direct = 2,000 ordinary shares Indirect = 235,401 ordinary shares held by: • ASGARD Capital Management Ltd as trustee of Superannuation Fund Number 338 664 954 = 15,000 • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 102,401 • Beta Gamma Pty. Ltd. = 21,000 • Chabar Pty. Ltd. = 86,000 • Ravenscourt Pty. Ltd. = 11,000
Class	Ordinary
Number acquired	20,000
Number disposed	Nil

+ See chapter 19 for defined terms.